Alpha Capital Acquisition Company 1230 Avenue of the Americas New York, NY 10020 February 16, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Mr. Geoffrey Kruczek

Re:	Alpha Capital Acquisition Company Registration Statement on Form S-1, as amended (File No. 333-252596)

Dear Mr. Kruczek:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on February 18, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

Sincerely,

Alpha Capital Acquisition Company

By:	/s/ Rafael Steinhauser
	Name:	Rafael Steinhauser
	Title:	President

Via EDGAR

CC:	Derek J. Dostal, Davis Polk & Wardwell LLP